South Street Securities LLC
Statement of Financial Condition
December 31, 2016
(Confidential Treatment Requested)

Assets

Cash	$	27,792,832
Financial instruments owned, at fair value (cost $701,258,884)		700,355,152
Securities purchased under agreements to resell		
(includes $11,756,761,353 at fair value)		28,522,522,372
Receivables and deposits with brokers, dealers and clearing organization		12,183,852
Other trading assets		3,402,457
Accrued interest receivable		1,085,293
Other assets		634,510
Total assets		$ 29,267,976,468

Liabilities and Member's Equity

Liabilities

Securities sold under agreements to repurchase	
(includes $348,908,859 at fair value)	$ 28,972,752,526
Payable to clearing organization	127,832,580
Accrued expenses	5,941,474
Total liabilities	29,106,526,580
Member's equity	161,449,888
Total liabilities and member's equity	$ 29,267,976,468

The accompanying notes are an integral part of these financial statements.